

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

Mr. Sang-Kwon Hyun
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do 58217, Korea

Re: Korea Electric Power Corporation
Form 20-F for the Fiscal Year Ended December 31, 2015
Response Dated October 18, 2016
File No. 01-13372

Dear Hyun:

We have reviewed your October 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

3. Significant Accounting Policies

1. We have read your response to comment 2. It appears that you may have some power to direct the relevant activities of your generation subsidiaries through your voting control of these subsidiaries, and it appears that the Korean government may have some power to direct the relevant activities of your generation subsidiaries through its control of the CEO position and the board of directors of each of your generation subsidiaries. To help us better understand how you concluded consolidation of your generation subsidiaries was appropriate under IFRS 10, please address the following comments and provide us with any additional information that you think may be useful to our analysis.

2. Paragraph 10 of IFRS 10 indicates that an investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee's returns. Please provide us with a list of the activities of the generation subsidiaries that you believe <u>most</u> significantly affect your returns as a shareholder. For each of the most relevant activities that you identify, provide us with your analysis of whether and how you have rights to direct that particular activity of the generation subsidiary. If you do not have rights to direct that particular activity of the generation subsidiary, explain to us who has the rights to direct that activity and how you considered the lack of power to direct that particular activity in your analysis of consolidation. For example, since you indicate at the bottom of page 10 of your response that the AMPI clarified that the six generation subsidiaries will have autonomy in traditional generation businesses such as the construction and operations of power plants and fuel purchases, if you identify the construction and operations of power plants or fuel purchases as an activity that most significantly affects your returns as a shareholder, you should explain in detail how you considered your lack of control over this activity when performing your analysis of consolidation.

3. Please refer to your discussion of the selection and evaluation of the CEO (president) of each generation subsidiary. We note that the Korean government and its ministries and committees appoint the CEO of each generation subsidiary, enter into a management contract with such CEO, and evaluate the performance of such CEO. Your response appears to indicate that you do not believe the government power over this key management position of the generation subsidiary gives the government the ability to direct the most relevant activities of the subsidiary. When expressing this view, your response primarily focuses on your ability as a shareholder to approve the CEO at a general meeting of shareholders. Please tell us more about your rights as a shareholder as it relates to the CEOs of your generation subsidiaries. Specifically:

    *   Please tell us whether you have ever <u>not</u> approved a CEO candidate that was appointed by the government, and if so, describe to us in detail how this situation was resolved. If you have always approved the CEO candidates appointed by the government, please tell us hypothetically what would happen if you did not approve a CEO candidate at the general shareholders' meeting, whether and how the generation subsidiaries would operate without a CEO, how a new CEO would be selected, and whether there are any practical limitations to your ability to object to CEO candidates.

    *   Please tell us whether you have any ability under any circumstances to remove the generation subsidiary CEO subsequent to his initial appointment by the government and your initial approval following that appointment. As part of your response, please tell us whether you approve or re-approve the CEO each year or whether you only approve the CEO once at the time he is first appointed by the government.

    *   We note your statement that you have practical power to control the six generation subsidiaries by establishing the agenda and leading the decision-making process at

the meetings of the CEOs of KEPCO and the six generation subsidiaries. If you do not have the power to evaluate and compensate the CEOs of the generation subsidiaries and do not have the power to remove them after your initial approval of them, please elaborate on how you are able to exert influence and have "practical power" over the generation subsidiaries through these CEO meetings. It appears from your current response that if there were a difference between your strategies and decisions for the generation subsidiaries and the government's strategies and decisions for these subsidiaries, the CEOs would be more incentivized to follow the government's strategies and decisions for these subsidiaries, which could give the government power to direct the most relevant activities of the generation subsidiaries through control of the CEO position. As part of your response, tell us if there have ever been differences of opinion as to major business and strategic decisions impacting the generation subsidiaries between KEPCO's CEO and the CEOs of the generation subsidiaries, and if so, how those differences were resolved. Further, tell us in what specific instances, if any, the generation subsidiary CEO is required to obtain approval directly from any affiliated government agency such as the Ministry of Trade, Industry and Energy or from the board of directors of the generation subsidiary with respect to the planning, budgeting, or general operation of the generation subsidiary.

4. Please refer to your discussion of the selection and approval of the standing and non-standing directors of each generation subsidiary. We note that the Korean government directly appoints the standing director who is a member of the audit committee and appears to influence, through its control of the CEO position, the appointment of other standing directors that are appointed by the CEO. Further, we note that the government appoints all non-standing directors of the generation subsidiaries. Your response appears to indicate that you do not believe the government power over the board of directors of each generation subsidiary gives the government the ability to direct the most relevant activities of the subsidiary. When expressing this view, your response primarily focuses on your ability as a shareholder to approve the standing directors at a general meeting of shareholders. Please tell us more about your rights as a shareholder as it relates to the board of directors of your generation subsidiaries. Specifically:

- Please tell us whether you have ever not approved a standing director candidate that was appointed by the government, and if so, describe to us in detail how this situation was resolved. If you have always approved the standing director candidates appointed by the government, please tell us hypothetically what would happen if you did not approve a standing director candidate at the general shareholders' meeting, whether and how the generation subsidiaries would operate without standing directors, how new standing directors would be selected, and whether there are any practical limitations to your ability to object to standing director candidates.

- Please tell us how you considered whether your apparent lack of control over the board of directors of each generation subsidiary results in the government having the power to direct the most relevant activities of each generation subsidiary through its control of the board of directors. Specifically, it appears from your response that the majority of each board of directors must be comprised of non-standing directors, and it appears from your response that you have little influence over the selection and approval of these non-standing directors. As part of your response, please tell us in detail which of the most relevant activities that you identified in response to comment 2 above require approval by the board of directors of the generation subsidiary, including through the budgeting and planning process. Also tell us whether the board of directors of a generation subsidiary has ever <u>not</u> approved a decision that you directed the CEO of the generation subsidiary to take and how this disagreement between KEPCO and the generation subsidiary was resolved.

5. Please expand upon your analysis of the "link between power and returns" using the guidance within paragraphs B58–B72 of IFRS 10 to support your conclusion that you have control over the generation subsidiaries. In this regard, summarize for us how you analyzed each of the subsections of this topic, as applicable, such as delegated power, the scope of the decision-making authority, rights held by other parties, remuneration, and exposure to variability of returns from other interests.

<u>Form 6-K for the Month of September 2016</u>

<u>Index to Financial Statements</u>

<u>Independent Auditors' Review Report, page 1</u>

6. We note your response to comment 3. Given that your auditors' review report describes the uncertainty and changes in estimates associated with your accounting for revenue from construction contracts and your use of the percentage-of-completion method to recognize contract revenue and related costs, please tell us whether you intend to add a critical accounting policy related to this matter in your next Form 20-F. If not, please tell us in detail how you determined such a critical accounting policy was not appropriate.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products